1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525Direct

September 13, 2024

VIA EDGAR

Alberto H. Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Lord Abbett Municipal Opportunities Fund (the “Fund”) File Nos. 333-280949 and 811-23987

Dear Mr. Zapata:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2024, regarding the Fund’s registration statement on Form N-2 that was filed with the SEC on July 22, 2024 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below. Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

1.	GENERAL

a.	Comment: Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund confirms that it does not intend to issue preferred shares within a year from the effective date of the Registration Statement.

b.	Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not presented and will not present any “test the water” materials to potential investors in connection with this offering.

c.	Comment: We note that portions of the Registration Statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Fund understands and acknowledges this comment.

2.	COVER PAGE – INVESTMENT STRATEGY

a.	Comment: The disclosure states that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds and other securities that pay interest exempt from federal income tax. Please clarify what categories and/or types of investments would be considered “other securities that pay interest exempt from federal tax” for rule 35d-1 purposes. Please disclose with specificity the types of principal investments that the Fund will be making and include corresponding risk disclosure.

Response: The disclosure has been revised accordingly.

b.	Comment: Given the Fund’s name, the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal bonds and other securities that pay interest exempt from federal income tax must be fundamental. Please make appropriate changes to the SAI and provide disclosure in the prospectus explaining this fundamental policy and the procedures for the Fund to change this 80% policy. See rule 35d-1(a)(3) of the Investment Company Act. Also, provide disclosure in the prospectus addressing the status of income from the Fund’s investments with regard to state income taxes.

Response: The disclosure has been revised accordingly.

c.	Comment: The disclosure states that municipal bonds and other securities in which the Fund may invest may pay interest that is subject to the federal alternative minimum tax (“AMT”) for certain taxpayers. For clarity, please consider moving this statement to the fourth paragraph in the sub-section that discusses “AMT paper.” Please ensure all material risks related to the application of AMT are adequately disclosed, including with respect to the expiration of AMT exemption amounts.
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Response: The disclosure has been revised accordingly.

d.	Comment: The Fund may invest in municipal bonds “with a particular emphasis” on lower rated municipal bonds (“junk bonds”). Please provide a range or estimate of what portion of the Fund’s portfolio will be invested in junk bonds.

Response: The disclosure has been revised accordingly.

e.	Comment: The Fund states that it may invest without limitation in unrated municipal bonds. Please add disclosure clarifying the relationship between this strategy to invest without limitation in unrated municipal bonds and the strategy to invest at least 75% of the Fund’s net assets in, among other things, unrated bonds deemed by Lord Abbett to be of comparable quality to municipal bonds rated BBB+/Baa1 or lower.

Response: The disclosure has been revised accordingly.

f.	Comment: The Fund may invest in defaulted and distressed debt holdings and the disclosure states that such investment strategies are “generally higher risk relative to strategies employed by funds that invest primarily in investment grade municipal bonds.” Please delete the word “generally” from the statement.

Response: The disclosure has been revised accordingly.

g.	Comment: The Fund may invest without limitation in securities of issuers located in a single state, territory, municipality, or region. If the Fund expects to have material exposure through its investments to any particular state, territory, municipality, or region, please disclose this fact in the principal strategies and risks portions of the prospectus.

Response: The Fund supplementally confirms that it does not currently expect to have material exposure through its investments to any particular state, territory, municipality, or region. As a result, the Fund respectfully submits that no disclosure revision is necessary in response to this comment.

h.	Comment: The Fund states that it may invest in other types of derivatives, such as futures, for non-hedging, hedging, or duration management purposes. Please redraft the disclosure regarding any principal investment related to derivatives so that it is tailored specifically to how the Fund expects to be managed and address those derivative strategies that the
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Fund expects to be the most important for achieving its objectives and that it anticipates will have a significant effect on its performance. See, Letter from Barry Miller to the ICI, July 30, 2010.

Response: The disclosure has been revised accordingly.

i.	Comment: The Fund states that it may invest in individual securities of any maturity or duration. Please provide further disclosure providing context for this sentence. What types of securities are being referenced in this statement? Does this statement apply to all of the Fund’s investments, including municipal bonds?

Response: The disclosure has been revised accordingly.

3.	COVER PAGE – INTERVAL FUND/REPURCHASE OFFERS

a.	Comment: Please disclose the intervals between deadlines for repurchase requests, including the anticipated timing of initial repurchase offer.

Response: The disclosure has been revised accordingly.

b.	Comment: Include a cross-reference to the prospectus sections that discuss the Fund’s repurchase policies and attendant risks. See Guide 10 to Form N-2.

Response: The disclosure has been revised accordingly.

4.	COVER PAGE – BULLETS

Comment: Please add the following, as applicable:

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The disclosure has been revised accordingly.
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5.	PROSPECTUS SUMMARY

a.	Comment: Please provide cross-references to the relevant disclosures elsewhere in the prospectus or SAI of key features of the offering that are summarized in the Prospectus Summary. See Instruction to Item 3.2 of Form N-2.

Response: The disclosure has been revised accordingly.

b.	Comment: Leverage. The Fund may use derivatives including credit default swaps. Please disclose if the Fund may write credit default swaps and include appropriate risk disclosures.

Response: The disclosure has been revised accordingly.

c.	Comment: Investment Strategies. The disclosure states that the Fund’s investment team may also consider ESG factors in its investment decisions. Please provide examples of such ESG factors. Also, state whether ESG factors are considered for all investments and, if not, explain how ESG factors are applied and to which investments. In addition, explain whether an investment could be made in a security that rates poorly with regard to ESG criteria if it rates strongly on other non-ESG factors.

Response: The disclosure has been revised to note that the Fund does not focus its analysis on any specific ESG factor but rather considers ESG factors where relevant or material. As such, the Fund believes that the disclosure as revised is appropriate.

6.	INVESTMENT OBJECTIVES, STRATEGIES, AND PRINCIPAL RISKS

a.	Comment: The Fund “may invest up to 100% of its net assets” in inverse floaters. Please consider revising the disclosure here and throughout the Registration Statement to clarify (a) whether the Fund expects to invest a substantial portion of its net assets in inverse floaters, and (b) how inverse floaters are treated for the purposes of the Fund’s 80% test under rule 35d-1 (e.g., are inverse floaters the “other securities” referred to in the Fund’s 80% test).

Response: The disclosure has been revised accordingly.

b.	Comment: Portfolio Composition. In the appropriate sections of the Registration Statement, including the Prospectus Summary, please also summarize briefly the basic elements of tender option bond (TOB) transactions, the Fund’s use of TOB trusts, the types of interests issued by the TOB trust, how the Fund obtains exposure to the
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underlying markets, and what gives rise to leverage. Please ensure risks associated with TOB trusts inverse floaters are adequately discussed. For example, consider adding disclosure that explains the risks related to early termination of a TOB trust and any potentially negative ramifications for the Fund and its shareholders.

Response: The disclosure has been revised accordingly.

7.	SUMMARY OF FUND EXPENSES

Comment: Please confirm that the fee waiver contained in the operating expense limitation agreement between the adviser and the funds will be in place for at least one year from the effective date of the Registration Statement. Please disclose if the adviser is entitled to recoup waived fees.

Response: The Fund so confirms, and the disclosure has been revised accordingly. The Fund supplementally confirms that the Adviser is not entitled to recoup waived fees pursuant to the expense limitation agreement.

8.	PORTFOLIO COMPOSITION

a.	Comment: Illiquid and Restricted Securities (p. 20) The disclosure states: “to the extent consistent with the liquidity requirements applicable to interval funds under rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities.” Please explain supplementally the reference to “liquidity requirements” under rule 23c-3.

Response: The Fund supplementally explains that Rule 23c-3(b)(10)(i) under the 1940 Act requires that the Fund maintain assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline, or of assets that mature by the next repurchase payment deadline. The Fund expects to maintain a portion of such assets in order satisfy the requirements set forth above.

b.	Comment: Options (p. 21) The Fund may purchase call and put options and write call and put options contracts. If these are principal strategies of the Fund, please summarize in the prospectus summary and confirm related risks are disclosed.
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Response: The Fund confirms that call and put options are not principal strategies of the Fund, and the disclosure has been revised accordingly.

9.	REINVESTMENT PRIVILEGE

Comment: (p. 42) The Fund describes in this subsection a privilege to reinvest proceeds if an investor should “redeem Class A Shares of a Lord Abbett Fund.” Please redraft this disclosure to clarify that investors cannot not redeem Shares at will; proceeds for Shares are obtained as part of repurchase offers.

Response: The disclosure has been revised accordingly.

Statement of Additional Information

10.	INVESTMENT RESTRICTIONS (P. 3-1)

Comment: The staff notes that the Fund has an investment restriction related to concentration of investments. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. Please add disclosure to this effect in the SAI. Please also reconcile the statement in the prospectus that the Fund may invest up to 100% of its net assets in private activity bonds with this concentration fundamental policy.

Response: The Fund confirms that, for purposes of compliance with the Fund’s concentration policy, the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. Because it will look through to the relevant underlying industry of these instruments for purposes of its industry concentration testing, the Fund’s disclosure concerning private activity bonds (which are not, themselves, an industry) is not inconsistent with the Fund’s concentration fundamental policy.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5600.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:

Asen Parachkevov, Branch Chief, U.S. Securities and Exchange Commission
Andrea Ottomanelli Magovern, Assistant Director, U.S. Securities and Exchange Commission

Randolph A. Stuzin, Lord, Abbett & Co. LLC

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